UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.         )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KRUNG THAI BANK PUBLIC COMPANY LIMITED

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

THAILAND

(Jurisdiction of Subject Company’s Incorporation or Organization)

KRUNG THAI BANK PUBLIC COMPANY LIMITED

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Teradej Dejrangsi

35 Sukhumvit Road

Klong Toey Nua Subdistrict

Wattana District, Bangkok 10110 Thailand

Tel: +66 (0) -2208-3016

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Stephen Bennett, Esq.

Hunton & Williams, LLP

34th Floor, Q.House Lumpini Building

1 South Sathorn Road

Thungmahamek, Sathorn

Bangkok 10120 Thailand

+66 (0) -2645-8832

September 26, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit No.

99.1	Notification of the Rights to Subscribe for Newly Issued Ordinary Shares (English translation)

99.2	Information Memorandum on the Allocation of Newly Issued Ordinary Shares (English translation)

99.3	Share Subscription Form (English translation)

(b)	Not applicable.

Item 2.	Informational Legends

Included in documents attached as exhibits hereto.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X has been filed by Krung Thai Bank Public Company Limited with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on September 27, 2012.

(2)	Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ APISAK TANTIVORAWONG

Name: Apisak Tantivorawong

Title: President

Date: September 27, 2012

INDEX TO EXHIBITS

The following is a complete list of exhibits filed as part of this Form CB:

Exhibit No.	Exhibit

99.1	Notification of the Rights to Subscribe for the Newly Issued Ordinary Shares (English translation)

99.2	Information Memorandum on the Allocation of Newly Issued Ordinary Shares (English translation)

99.3	Share Subscription Form (English translation)